November 15, 2010

Mr. Ed Bartz Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	The Green Century Funds (the “Trust” or “Registrant”) (File Nos. 33-41692 and811-06351)

Dear Mr. Bartz:

This letter responds to comments you provided in a telephone conversation on November 9, 2010, regarding Post-Effective Amendment No. 28 to the Trust’s Registration Statement on Form N-1A (“PEA 28”).  PEA 28 was initially filed with the U.S. Securities and Exchange Commission (“SEC”) on September 27, 2010.

All of the changes described in this letter will be reflected in a Post-Effective Amendment that is expected to be filed no later than November 29, 2010.  If you should have additional comments or questions after you have had the chance to review this letter, please contact Mr. Jeremy Kantrowitz of Bingham McCutchen, the Trust’s counsel, at 617-951-8458 to discuss.

A summary of your comments and of the Registrant’s responses follows.  Each of the Green Century Balanced Fund and the Green Century Equity Fund are referred to as a “Fund” and, collectively, as the “Funds”.  Capitalized terms that are not defined in this letter have the meanings given them in PEA 28.

General

1.       Comment:  Please confirm that the auditor’s consent will be included in the Trust’s 485(b) filing.

Response:  The auditor’s consent will be included in the Trust’s 485(b) filing.

2.      Comment: Insert the ticker symbols for each of the Funds on the cover page as required by Item 1(b) of Form N-1A.

Response:  The ticker symbols for each of the Funds will be inserted on the cover page.

Fund Services, Inc.
803 W. Michigan Street
Milwaukee, Wisconsin 53233

888.844.3350
414.299.2466 Fax

Umbfs..com

3.      Comment: If the Trust’s Privacy Policy is going to be included within the prospectus then delete the disclaimers in the Table of Contents and underneath the Privacy Policy that indicate the Privacy Policy is not part of the prospectus.  If the Privacy Policy is not part of the prospectus, then remove it.

Response:  The Privacy Policy is not part of the prospectus and will be removed as will the disclaimers indicating that the Privacy Policy is not part of the prospectus.

4.      Comment: Delete the paragraph underneath the Table of Contents that begins “For information on the Green Century Funds . . .” as it is not required and therefore not permitted to be included.  See General Instruction C.3(b) of Form N-1A for more information.

Response:  The paragraph underneath the Table of Contents that begins “For information on the Green Century Funds …” will be deleted.

Green Century Balanced Fund Summary Section

5.      Comment: Delete the words “from a diversified portfolio of stocks and bonds which meet Green Century’s standards for corporate environmental responsibility” from the sentence describing the Fund’s Investment Objective because this describes the investment strategies and not the Investment Objective.

Response:  The Registrant confirms that the phrase “from a diversified portfolio of stocks and bonds which meet Green Century’s standards for corporate environmental responsibility” referred to by the Staff is part of the formal text of the Fund’s Investment Objective.  The Registrant respectfully submits that no change to the formal text of the Balanced Fund’s Investment Objective is required.

6.      Comment: In the Shareholder Fees section of the Fee Table insert all fees that a shareholder may incur as part of the investment such as the overnight delivery and wire fees noted on page 25 of the prospectus.

Response:  The fees that a shareholder may incur as part of the investment such as the overnight delivery and wire fees will be included in the Fee Table.

7.      Comment: Delete the footnote (and the corresponding “*” in the table) because it is not required and therefore not permitted to be included in the summary section.  See General Instruction C.3(b) of Form N-1A for more information.

Response:  The footnote and corresponding “*” in the Fees and Expenses table will be deleted.

8.      Comment: Review the Principal Investment Strategies and Principal Risks sections to see if they can be condensed.  Consider moving some of the detail in the summary section to the section titled “Additional Information About the Funds’ Investment Objectives, Strategies and Risks.”

Response:  The Registrant believes that there is an appropriate level of detail in the Principal Investment Strategies and Principal Risks sections of the Balanced Fund summary section of the prospectus.  The Registrant respectfully submits that no change is required.

9.      Comment: In the first paragraph of the section titled “Performance,” delete the words “the S&P 500® Index, the Lipper Intermediate Investment Grade Bond Index and the Lipper Balanced Fund Index” so that the explanation matches that set forth in Item 4(b)(2)(i) of Form N-1A (i.e.,  “with those of a broad measure of market performance”).

Response:  The words “the S&P 500® Index, the Lipper Intermediate Investment Grade Bond Index and the Lipper Balanced Fund Index” will be deleted from the first paragraph of the Performance section.

10.                 Comment: In the Performance section disclose information about why the additional indexes are being used if the Lipper indexes will be included in the final prospectus.  See Instruction 2(b) of Item 4.

Response:  The Registrant notes that it explains in the introduction to the Performance section of the summary section of the prospectus that each of the S&P 500® Index, the Lipper Intermediate Investment Grade Bond Index and the Lipper Balanced Fund Index are broad measures of market performance.  The Registrant notes that Instruction 2(b) of Item 4 of Form N-1A, by reference to Instruction 6 to Item 27(b)(7) to Form N-1A, permits comparisons to additional broad-based indexes.  The Registrant respectively submits that no additional disclosure is required.

Green Century Equity Fund Summary Section

11.                 Comment: In the Shareholder Fees section of the Fee Table insert all fees that a shareholder may incur as part of the investment such as the overnight delivery and wire fees noted on page 25 of the prospectus.

Response:  The fees that a shareholder may incur as part of the investment such as the overnight delivery and wire fees will be included in the Fee Table.

12.                 Comment: In the final sentence of the Principal Investment Strategies section we note that the Fund will invest at least 80% of its assets in equity securities and related investments.  Are the related investments derivative instruments?  If so, describe the types of derivatives that the Fund will invest in.  Also consider whether additional disclosure regarding derivative use and the risks associated with derivatives should be included.  Please refer to Barry Miller’s July 30, 2010 letter to the Investment Company Institute (ICI) regarding derivatives-related disclosures by investment companies for further guidance.

Response:  The Registrant notes that as disclosed in the prospectus, the Equity Fund invests substantially all its assets in the stocks that comprise the MSCI KLD 400 Social Index.  The Registrant does not currently intend to utilize any derivative instruments for the Equity Fund’s portfolio.

13.                 Comment: Review the Principal Investment Strategies and Principal Risks sections to see if they can be condensed.  Consider moving some of the detail in the summary section to the section titled “Additional Information About the Funds’ Investment Objectives, Strategies and Risks.”

Response:  The Registrant believes that there is an appropriate level of detail in the Principal Investment Strategies and Principal Risks sections of the Equity Fund summary section of the prospectus.  The Registrant respectfully submits that no change is required.

14.                 Comment: Given that the Fund may invest in mid- and small-cap company securities, consider whether disclosure regarding the risks of investing in these types of companies should be included.

Response:  Disclosure regarding the risks of investing in mid-and small-cap securities will be added.

15.                 Comment: In the first paragraph of the section titled Performance, delete the words “the S&P 500® Index,” so that the explanation matches that set forth in Item 4(b)(2)(i) of Form N-1A (i.e., “with those of a broad measure of market performance”).

Response:  The words “the S&P 500® Index” will be deleted from the first paragraph of the Performance section.

Green Century Funds Summary Section

16.                  Comment: In the first sentence of the section titled Purchase and Sale of Fund Shares delete the clause “, at the Fund’s net asset value next determined after receipt of your request in good order” because this disclosure is not required and therefore is not permitted in the summary.  See General Instruction C.3(b) of Form N-1A for more information.

Response:  The clause “at the Fund’s net asset value next determined after receipt of your request in good order” will be deleted from the Purchase and Sale of Fund Shares section.

Additional Information About the Funds’ Investment Objectives, Strategies and Risks

17.                  Comment: A section describing the risks of investing in the Funds should be included.  See Item 9(c) of Form N-1A.  This section should elaborate on the risks discussed in the summary sections.

Response:  The Registrant notes that additional disclosure elaborating on the risks of investing in the Funds is included in the section referenced by the Staff.  The Registrant respectfully submits that no additional disclosure is required.

18.                 Comment: We note the descriptions of securities that the Balanced Fund may invest in and would like confirmation that investment in derivatives is not a principal investment strategy of the Balanced Fund.  If investment of derivatives is a principal investment strategy, include additional disclosure in the summary section and the additional information section as described in the Barry Miller letter to the ICI referred to earlier.

Response:  The Registrant confirms that investment in derivatives is not a principal investment strategy of the Balanced Fund.

19.                 Comment: We note that in the third paragraph under the Equity Fund section on page 13 that the Fund may invest cash reserves in “high quality short-term debt securities issued by agencies or instrumentalities of the United States Government, bankers’ acceptances, commercial paper, certificates of bank deposit, bank deposits or repurchase agreements . . . .”  Is this a principal investment strategy?  Consider whether additional disclosure is required by Item 4(a) and 9(b) of Form N-1A.

Response:  The Registrant confirms that the Equity Fund’s investment of cash reserves is not a principal investment strategy.  The Equity Fund seeks to track an index comprised of stocks and primarily invests in those stocks.  The Registrant notes that the prospectus states: “The Equity Fund’s policy is to hold its assets in such securities [high quality short-term debt securities issued by agencies or instrumentalities of the United States Government, bankers’ acceptances, commercial paper, certificates of deposit, bank deposits or repurchase agreements] pending readjustment of its holdings of stocks comprising the KLD 400 Index and in order to meet anticipated redemption requests.”

20.                 Comment: In the section titled Foreign Securities on page 14 we note that the Balanced Fund may invest up to 25% of its assets in foreign securities.  Given the high percentage of potential investment in foreign securities consider whether investing in foreign securities is a principal investment strategy of the Fund and whether additional disclosure is required by Item 4(a) and 9(b) of Form N-1A.

Response:  While the Balanced Fund may invest up to 25% of its assets in foreign securities, it generally invests considerably less than 10% of its assets in foreign securities.  Accordingly, the Registrant does not consider investing in foreign securities to be a principal investment strategy of the Fund.

21.                 Comment: We believe that the section titled Investment Restrictions might be better placed in the Funds’ Statement of Additional Information (SAI).  However, you may leave it in the prospectus if you determine appropriate.

Response:  The Registrant believes that it is appropriate to retain the section titled Investment Restrictions in the prospectus as well as in the Statement of Additional Information.

22.                 Comment: In the section about the Equity Fund’s Subadviser on page 19 we note that there will be an interim subadvisory agreement with Northern Trust.  Please include in your correspondence addressing these comments the legal basis for not obtaining shareholder approval of the interim agreement.  Please refer to Rule 15a-4 of the Investment Company Act of 1940, as amended (the “1940 Act”), as necessary.

Response:  The Registrant notes that as disclosed in the prospectus, Registrant is seeking shareholder approval of the subadvisory agreement with Northern Trust.  The Registrant notes that Rule 15a-4 under the 1940 Act provides that notwithstanding Section 15a of the 1940 Act, a person may act as an investment adviser for a fund under an interim contract after the termination of a previous contract by an event described in Section 15(a)(3) of the 1940 Act if:

a)  The compensation to be received under the interim contract will be no greater than the compensation the previous subadviser would have received under the previous contract; and

b) The Board of Trustees, including a majority of the Trustees who are not interested persons of the funds, approve the interim contract within 10 business days after its termination, at a meeting in which the Trustees participating could hear each other simultaneously.

The previous subadvisory agreement with Mellon Capital Management was terminated by the Green Century Funds’ Board of Trustees in accordance with Section 15(a)(3) at a meeting held on November 5, 2010.  In accordance with Rule 15a-4, the interim agreement provides that the compensation that Northern Trust is to receive under the interim contract will be no greater than the compensation the previous subadviser, Mellon Capital Management, would have received under its contract.  Additionally, the Funds’ Board of Trustees, including a majority of the Trustees who are not interested persons of the Funds, approved the interim contract on November 5, 2010 at a meeting in which the Trustees participating could hear each other simultaneously.

23.                 Comment: In the last paragraph of the Equity Fund’s Investment Subadviser section, please modify the paragraph so that it states that the basis of the Board’s approval of the agreement with Northern Trust will be available in the Fund’s Semi-Annual Report for the period ended January 31, 2011.

Response:  The last paragraph of the Equity Fund’s Subadviser section will be modified to state that the basis of the Board’s approval of the Investment Subadvisory Agreement with Northern Trust will be available in the Fund’s Semi-Annual Report for the period ending January 31, 2011.

24.                 Comment: In the section titled Administrator please either (a) provide additional disclosure regarding the term and termination provisions of the Administration Agreement or (b) provide a cross-reference to the information as disclosed in the SAI.

Response:  In the section titled Administrator, the following disclosure will be added regarding the term and termination provisions of the Administration Agreement:

The Administrative Services Agreement between the Green Century Funds and Green Century Capital Management provides that it should remain in force until terminated.  The Agreement may be terminated as to any Fund at any time, without the payment of any penalty, by the Board of Trustees of the Green Century Funds or by Green Century Capital Management, in each case on not less than 30 days’ written notice to the other party.

Back Cover Page

25.                 Comment: Please change the phone number for the Public Reference Room to 1-202-551-8090.

Response:  The telephone number will be changed.

26.                 Comment: Please confirm that the Registrant’s 1940 Act file number is in a font smaller than that generally used in the prospectus.  See Item 1(b)(4) of Form N-1A.

Response:  The font for the Funds’ Investment Company Act file number is in a font smaller than that generally used in the prospectus.

Statement of Additional Information

27.                  Comment: Please provide more information regarding the leadership structure of the Board of Trustees and why the Board’s leadership structure is appropriate.  Also consider whether disclosing additional information regarding the Board’s role in the risk oversight of the Funds is appropriate.  Please refer to Item 17(b)(1) of Form N-1A.

Response:  Further information regarding the leadership structure of the Board of Trustees and statements on why the Board considers its leadership structure to be appropriate will be added.  The Registrant respectfully submits that the Board’s role in the risk oversight of the Funds as described in the Statement of Additional Information addresses the requirements of Form N-1A and that no additional disclosure is required.

*         *          *          *         *

In connection with the review by the Staff of PEA 28 filed by the Registrant with respect to the Funds, the Registrant acknowledges that, with respect to filings made by the Registrant with the SEC and reviewed by the Staff:

(a)           the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)           Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)           the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Respectfully,

/s/ Jason D. Bartel

Jason D. Bartel
AVP and Senior Counsel,
UMB Fund Services, Inc. as
Subadministrator for
the Registrant